Exhibit 11.1

PartnerRe Ltd.

Computation of Net Income per Common and Common Share Equivalents

For the Three Months Ended March 31, 2007 and 2006

(in thousands of U.S. dollars or shares, except per share amounts)

	For the Three Months Ended March 31, 2007			For the Three Months Ended March 31, 2006
	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Net income	$169,266			$193,243
Less: preferred dividends	8,631			8,631

Net income available to common shareholders/Weighted average number of common shares outstanding/Basic net income per share	$160,635	56,960.3	$2.82	$184,612	56,733.5	$3.25
Effect of dilutive securities:
Stock options and other		1,239.9			867.5

Net income available to common shareholders/Weighted average number of common and common share equivalents outstanding/Diluted net income per share	$160,635	58,200.2	$2.76	$184,612	57,601.0	$3.21